7/16

07025283

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Megastar Development Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 02553 FISCAL YEAR 2-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/17/07

082-02553

MEGASTAR DEVELOPMENT CORP.

Form 51-102F1

Management's Discussion & Analysis
for the Year Ended Feb. 28, 2007

(and containing information as of June 26, 2007)

2-28-07
AR/S

Item 1: ANNUAL MD&A

Forward-looking Information

This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements and information relating to Megastar Development Corp. ("MDV" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to MDV. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to MDV or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of MDV exploration properties. Such statements reflect the current views of MDV with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of MDV to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

1.1 Date

The following discussion and analysis was approved by the Directors of the Company on June 26, 2007. All figures are in Canadian dollars unless otherwise noted.

1.2 Overall Performance

SIMKAR property, Quebec:

The Company's exploration focus has been in Quebec, on the Company's 100% owned SIMKAR property. Megastar Development Corp. has a 100-per-cent interest in two mining concessions consisting of 557 acres in the Louvicourt township of Quebec, approximately 20 kilometres east of Val d'Or, Que. The Simkar property is situated within the Abitibi greenstone belt. While the Simkar property was owned and operated by the Louvicourt Goldfield Corp. ("Louvicourt") in the mid-1940s, it produced approximately 32,000 ounces of gold between 1947 and 1949.

The Company has spent over $800,000 on a drilling program during mid to late 1990-is. The Company has received an engineering report recommending a further drilling program on the Simkar Property. The 2004 program consisted of 900 meters of NQ-core diamond drilling and commenced following refurbishment of the grid on the property. A result of the completed summer 2004 diamond drill testing was announced in the News Release dated December 13, 2004 and can be reviewed on SEDAR.

A NI 43-101 Technical Report prepared by Carl Pelletier, B.Sc., P. Geo. was filed and is availableon Sedar at http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00005816

On March 4, 2005 Megastar announced the results of a detailed compilation of the prospective North Rhyolite target area. The North Rhyolite is a 700m wide, virtually untested sequence of felsic volcanic rocks belonging to the Val d'Or Formation. The North Rhyolite crosses the north part of the property over a strike length of 1km. To date, only 6 drill holes have been completed within the favourable sequence. Assessment files compiled indicate that all of these holes have crossed wide zones of significant sulphide mineralization consisting mostly of pyrite and minor chalcopyrite. Although these reported sulphide zones were not systematically assayed many of the rare samples taken returned anomalous to higher-grade gold values. In addition to the existing IP Survey, recently completed regional-scale Megatem and Titan24 surveys, completed by Aur Resources covered the north part of the Simkar Property, including most of the North Rhyolite. The data obtained from Aur Resources, identifies nine (9) anomalies within the Simkar Property. The most significant is quoted as a "Priority 1", moderate conductor located at moderate to great depth. This anomaly appears coincident with one of Megastar's IP anomaly. In addition, a strong, deep-seated Titan24 anomaly is interpreted to be located within the North Rhyolite. Geophysical interpretation suggests that the anomaly is located at a depth of 700m to 1200m. The Titan24 anomaly is coincident with both the IP and the Megatem features described above. The deep penetrating geophysical data obtained from Aur Resources greatly enhances the potential of the North Rhyolite.

On May 30, 2006 the Company announced that it has retained Martin Bourgoin, P.Geo. a principal of MRB & Associates of Val d'Or, Quebec to complete a detailed digital compilation of all the historic gold zones on the SIMKAR Property.

On March 13, 2007 the Company announced that it has completed the first comprehensive 3D – computer-generated compilation and target generation program ever done on the Simkar Property. Results show excellent potential for both, the shear-hosted gold-bearing quartz vein deposits similar to many old and active producers in the area, and gold-bearing sulphide zones similar to the multi million ounce Bousquet Gold Camp in Cadillac, 50km west of the property. Underground mine workings have been digitally re-constructed, along with the creation and re-positioning of all surface diamond drill holes. Modern 3D imaging of the Mine and independent professional analysis of all data indicates excellent potential for the discovery of additional gold mineralization below the old workings. The Company also announced that it has begun a 2007 diamond drill program; the 2007 drilling campaign on "Simkar South" includes step-outs from earlier drilling on the East Zone Shear 100 meters east of the underground workings where the mineralized interval yielded 11.42 g/t Au over a core length of 1.6 meters. The zone was also intersected below the 525-foot level returning an assay of 17.64 g/t Au over a 1.4-meter core length. On Simkar North", drilling is conducted on a 900-metre long gold-bearing sulphide. zone within a rhyolitic horizon located near the northern property boundary. One intersection on the western extent returned a 64.4-meter thick gold and copper bearing pyritic horizon with associated chloritized felsic volcanics. Another intersection, on the eastern extent, returned 1.27g Au/t over 6.2 m including 7.43 g Au/T and 0.1% Cu over 0.82 m. Interpretation of Megatem and Titan24 surveys have identified nine (9) anomalies within the Property. Down hole geophysical surveying of the conductive sulphide zone intersected in the historical drill holes is being conducted to vector further drill testing.

On May 17, 2007 the Company announced that it had confirmed depth extension of gold mineralization at Simkar. The drill testing below the former producer on the Simkar Property has intersected high grade gold within a broader wide zone of mineralization. Hole SKR-07-01 returned 3.2 g/t Au over 6.70 m from 235.50m to 242.20m. Gold mineralization of economic potential from SKR-07-01 is associated with an increase in silicification and potassic alteration of a Feldspar Porphyry unit along with mild shearing and 10-15% pyrite at the vicinity of a contact with a Diorite unit.

On June 12, 2007 the Company announced that it intersected high grade gold at Simkar. Hole SKR-07-02 was designed to test the B-Zone, approximately 75 meters above the intersection point of DDH SKR-07-01 (3.20 g/t Au over 6.70 m) at a down hole depth of approximately 170 m. Several small quartz veinlets were intersected but assays returned values below 1.0 g/t Au. The hole appears to have intersected the B Zone outside of the down plunge corridor. SKR- 07-03 was designed to test the B Zone at a down hole depth of 160m and approximately 100 meters east of hole SKR-07-02 but resulting assays are sub-economic. SKR-07-04 was designed to intersect the East Zone at a down hole depth of 220 meters. An unexpected zone of gold mineralization was intersected over 4.5m grading 7.22 g/t Au (159.5 to 164) and includes a high-grade section returning 99.8 g/t Au over 0.3 meters with anomalous values on either side. The east Zone was intersected by SKR-07-04 from 219.5 to 221.0 m and yielded 1.5 g/t Au over 1.5 meters. The high-grade intersection from SKR-07-04 (99.80 g/t Au over 0.30 meters) located on section 8040 E, appears to correlate with another high-grade intersection obtained in hole SKR-07-05 (140.00 g/t Au over 0.50 meters) on section 8140 E. Furthermore, historical drill holes in this area also intersected some high-grade gold values, which correlate with SKR-04-05. DDH F87-19 on section 8160 E intersected 44.10 g/t Au over 0.67 m and F-87-17 on section 8180 E intersected 14.75 g/t Au over 0.75 m. The data indicates a new gold bearing structure, which appears to be an en-echelon branch just south of the East Zone and represents strong potential for another near surface high-grade gold structure. This new zone is located approximately 50 meters south of the East Zone, which is accessible from historical underground workings (525 foot level).

KAUPUTAU property, Quebec:

On March 3, 2005 the Company announced the completion of the purchase of a 100% interest in the KAUPUTAU Property located in the Opinaca reservoir region, James Bay, Quebec. Pursuant to the agreement the Company paid $6,615 and issued 250,000 shares in the capital of the Company. On June 13, 2005 the Company announced the reconnaissance and mapping program designed to identify and sample zones of mineralization in order to orient further exploration efforts.

As exploration efforts did not yield desired results, management has made a decision not to renew the claims, resulting in a write off ($47,643) in acquisition/deferred exploration costs.

RALLEAU property, Quebec:

On July 25, 2005 the Company announced that it has received regulatory approval for the acquisition of a 100% interest in the RALLEAU property located approximately 40km east of Quévillon, Quebec. Recent mapping and sampling has identified anomalous Cu-Zn Volcanogenic Massive Sulphide (VMS) mineralization on the property. Several untested input anomalies occur within the favourable felsic volcanic rocks which are coincident with anomalous base metal values on surface. Chip sample results elsewhere in the region returned values up to 1.56% Cu, 17.2 g/t Ag over 14 meters. As well, a recent government publication states that the probability of discovering a VMS deposit within the lavas and tuffs at RALLEAU is high. The property is located a short distance from Breakwater's (TSX: BWR) Langlois mine hosting reserves and resources of 8.3 MT of 11%Zn, 0.8%Cu and 53 g/t Ag (Breakwater 2004 annual report). The Acquisition Agreement was amended such that the sole vendor of the property is Nievex Geoconsultant Inc., an arm's length party. Pursuant to the agreement the Company paid $1,000 and issued 250,000 shares in the capital of the Company. The Vendor will retain a 2% Net Smelter Royalty of which 1% can be purchased by the Company at any time for $1,000,000. The closing of this acquisition was announced in the News Release dated August 18, 2005.

On January 31, 2006 the Company announced that exploration work has commenced. The program consists of approximately 75 line-km of line cutting followed by a magnetometer survey.

On March 15, 2006 the Company announced the completion of a 75km grid and the commencement of a magnetic/DeepEM survey. In addition, selected grid lines were covered by a DeepEM in-loop survey in order to better define the known conductors within the favourable felsic volcanic rocks. The DeepEM in-loop survey is a Time-Domain EM geophysical method developed by Crone Geophysics. It is designed to locate conductive bodies (such as sulphide deposits) within the underlying rocks. This preparatory work will be followed by a diamond drilling program designed to test the priority conductors delineated from the deep-penetrating EM survey.

On April 11, 2006 the Company announced the completion of a magnetic and a DeepEM survey. Six (6) distinct DeepEM conductors were identified, 4 of which occur within the favourable Novallet rhyolites. Drilling to test these identified conductors was scheduled to follow. Megastar covered the entire property with the appropriate geophysical surveys in order to refine the geological interpretation and further characterize the historic airborne Input conductors. The magnetic survey clearly maps a unit of low magnetic susceptibility which correlates with the Novallet rhyolite identified in the Government survey. Based on local outcrop exposure of the Rhyolite the RG2002-12 interpretation estimated its thickness to be 500m thick. The recent detailed ground magnetic survey conducted by Megastar suggested that the unit measures more than 850m thick and strikes across the entire Ralleau Property. In addition magnetic anomalies adjacent with the south contact of the rhyolite are coincident with reported surface mineralization, and signatured by DeepEM conductors. Megastar has now completed the preparatory work on the Ralleau Property and results continue to support the potential for discovery of VMS mineralization.

On April 26, 2006 the Company announced the diamond drilling to test the six (6) prominent DeepEM conductors identified by ground geophysical survey. Five (5) holes totalling 1500m were drilled to test all six conductors. Holes were also planned to be surveyed by Downhole EM once completed. The downhole survey provides a radius of investigation of more than 100m around the hole within which any conductors can be identified and linked to geological information obtained from the core.

On May 24, 2006 the Company announced that the first phase of diamond drilling has been completed.

On October 19, 2006 the Company announced that the results from wholerock lithogeochemical sampling were still pending. Diamond drilling intersected disseminated, stringer and massive sulphide mineralization over metric widths and all conductors were explained. Coring of sulphide mineralization prompted the company to stake additional claims to the east and initiate discussions with its immediate neighbour in order to further consolidate the land holdings.

On January 26, 2007 the Company announced an update of the 2006 diamond drill program and work slated for 2007. The company has acquired 17 new mineral claims contiguous to its 100% owned RALLEAU property located 40 km east of Quevillon, Quebec. Coring of sulphide mineralization and the identification of a new volcanogenic massive sulphide (VMS) alteration package prompted the company to stake additional claims to the east. Five diamond drill holes were completed for a total of 1,545.7 meters. Drilling was aimed at testing coincident Magnetic, DeepEM conductors and favourable geology. Dr. Mathieu Piché, Ph. D, Geo. an independent qualified person, completed the core logging and sampling as well as the assessment report. All EM conductors are explained. While no economic Au, Ag, Cu or Zn mineralization was found in the assayed samples, local anomalous values correspond to the geochemical alteration. Geochemical data was used by Dr. Piché to characterize the rock types as well as their alteration type and intensity. The whole rock analyses show Na_2O depletion in the footwall. Several samples have strong K_2O enrichment within the hanging wall, which is typically seen associated with many Abitibi VMS Deposits. In addition, DDH MAR-06-01 crossed a significant zone of sericitized rhyolite, also considered a key element in VMS exploration. The Board of Directors has approved an additional budget for 2007 in order to expand exploration efforts over the new property limits. The program will include geophysics, mapping and additional diamond drilling.

SEDEX Zinc project, British Columbia:

On February 13, 2006 the Company announced that it has entered into an option agreement to acquire 100% interest in a total of 46 mineral claim units located in the Omineca Mining Division, British Columbia, approximately 280 kilometers north-northwest of Mackenzie, B.C., Canada. These claims are situated in the emerging world class Gataga-Akie SEDEX zinc/lead/silver camp in the Omineca mining district of British Columbia, northeast of Williston Lake. The claims under option cover 185 square kilometers and include 5,630 meters of active zones in the favorable late Devonian Gunsteel shales that host the recent new discovery by Mantle Resources Inc. (TSX-V: MTS)/Ecstall Mining Corp. (TSX-V: EAM) on Ecstall's Akie property. Several of the Megastar's claim units are located in close proximity to the historical Akie deposit where recent drilling program by Mantle Resources discovered a significant new zone of thick, high-grade SEDEX -style zinc-lead mineralization - most recent drill hole results released over the past three months include 17.93 m of 17.22% Zn (hole #1), 26.7 m of 11.95% Zn, 2.74% Pb (hole #2) and 19.2 m with 8.71% Zn, 1.83% Pb. The newly acquired claims, dubbed the SEDEX Zinc Project, contain six known mineral occurrences documented by the B.C. Geological Survey.

On September 18, 2006 the Company announced that surface prospecting and a sampling program on the Sedex zinc property in Omineca mining division, approximately 280 kilometers northwest of Mackenzie, B.C., is underway.

On January 11, 2007 the Company announced that it has fully exercised its option in regards to the SEDEX Zinc property pursuant to the terms of the option agreement dated February 13, 2006 with 747080 B.C. Ltd. (the "Optionor"). After successful negotiations with Optionor the Company completed the exercise of its option ahead of schedule by paying $61,000 cash, and as a result the Company is now fully vested and owns 100% of the property, subject to 2% NSR.

On March 29, 2007 the Company announced that it has completed and signed a definitive agreement with Mantle Resources Inc. (TSX-V: MTS) pursuant to which Mantle will have an option to earn an initial 60% interest in Megastar's SEDEX zinc properties by spending up to $2.25 million. Mantle will be the operator and can earn a 60% interest in Megastar's properties as follows:

- Payment to Megastar of $50,000 and the issuance of 50,000 shares of Mantle upon signing a definitive agreement;
- The issuance of 50,000 shares of Mantle nine months from signing a definitive agreement;
- Payment to Megastar of $100,000 and the issuance of 25,000 shares of Mantle on or before the first anniversary of the signing of the definitive agreement; and
- Spending $2.25 million in exploration and development over a three-year period.

Upon earning a 60% interest, Mantle can increase its interest to 80% by spending an additional $1.0 million on the properties. Mantle can then earn a further 10% (cumulative 90%) by completing a preliminary feasibility study.

<u>OTHER:</u>

The Company announced that on May 2, 2006, common shares of Megastar commenced trading on the Frankfurt Stock Exchange ("FWB" - Frankfurter Wertpapierbörse) in Germany under the trading symbol "**M5Q**".

The Company held the Annual General Meeting on July 21, 2006. At the Meeting, shareholders passed the resolution to set the number of directors of the Company for the ensuing year at five. As tabled for election by shareholders, Messrs. Dusan Berka, Hanif Sachedina, Richard Roy, Philippe Cloutier and Gary Musil were elected directors for the ensuing year.

<u>Private placement financings:</u>

i. On January 20, 2006 the Company announced that further to the news releases of December 23, 2005 and January 3, 2006 and the TSX Venture Exchange acceptance letter dated January 11, 2006, it has closed a first tranche of its non-brokered flow-through ("FT") private placement by issuing 794,000 units at a price of $0.15 per unit for a total gross proceeds of $119,100; this was an oversubscription and increase of 194,000 units from the previously announced 600,000 units FT private placement. Each issued unit consists of one flow-through share and one share purchase warrant; two warrants will entitle the holder to purchase one additional non-flow-through common share of the company at a price of $0.20 for a period of one year. The shares and warrants issued are subject to a hold period of four months, expiring May 12, 2006. There was no finder fee paid in connection with this private placement.

ii. On January 26th 2006, 1,045,000 warrants at $0.15 expired unexercised.

iii. On February 20, 2006 the Company announced that it has raised $481,350 in non-brokered private placements, and $43,500 through the exercise of 290,000 warrants at $0.15 set to expire on January 26, 2006, for total proceeds of $524,850. Additionally, further to the News Release dated January 25, 2006, the Company has closed a non flow-through private placement tranche by issuing 3,018,750 units at a price of $0.12 per unit for total proceeds of $362,250. Each unit will consist of one common share and one non-transferable share purchase warrant. One warrant will entitle the holder to purchase one additional non-flow-through common share of the company for a period of one year at a price of $0.15 per share. The shares issued under the private placement are subject to a four-month hold period expiring on June 10, 2006. The company paid finder's fees of $6,900.

iv. On October 19, 2006 the Company announced that it has completed a non-brokered private placement offering with MineralFields Group announced September 27, 2006 to raise $955,000 by the issuance of 4,775,000 flow-through units ("Unit") at a price of $0.20 per Unit, with each Unit consisting of one flow-through common share and one non-flow through share purchase warrant ("NFT Warrant"). Each NFT warrant is exercisable into one additional non-flow-through common share for a period of two years from the date of closing, at an exercise price of $0.30 per share in the first year and $0.40 per share in the second year. The company paid to Limited Market Dealer Group a cash finder's fee of $47,750, equal to 5% of the offering, as well as issued a finder's fee option to purchase 477,500 finder's fee units equal to 10% of the Units subscribed for, at the unit price of $0.20 for a term of two years. Each finder's fee unit is comprised of one non-flow-through common share and one transferable finder's fee share purchase warrant. The finder's fee warrants have the same terms as the warrants comprising the flow-through units. All of the securities issued by the company in connection with this offering were subject to a four-month hold period, which expired on February 19, 2007.

v. On November 6, 2006 the Company announced that it has arranged an additional $600,000 non-brokered private placement financing. The Company intends to raise:
   1. Up to $400,000 by the sale of up to 2,500,000 non-flow-through units at 16 cents per unit. Each unit will consist of one common share and one non-transferable share purchase warrant. One warrant will entitle the holder to purchase one additional common share of the company for a period of two years, at an exercise price of 25 cents per share in the first year and 30 cents in the second year; and
   2. Up to $200,000 by the sale of up to 1,000,000 flow-through units at 20 cents per unit. Each flow-through unit will consist of one flow-through common share and one non-transferable share purchase warrant. One warrant will entitle the holder to purchase one additional non-flow-through common share of the company for a period of two years, and an exercise price of 30 cents per share in the first year and 40 cents in the second year.

vi. On December 7, 2006 the Company announced that it has closed its previously announced (see NR dated Nov. 6 and Nov. 27, 2006) non-brokered private placement and including the over subscriptions, has raised $640,540. The company issued 1,067,500 flow-through units at a price of 20 cents per unit and 2,669,000 non-flow-through units at a price of 16 cents per unit for gross proceeds of $640,540, being an increase from the $600,000 originally announced on November 6, 2006. Each flow-through unit consists of one flow-through common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional non-flow-through common share of the company for a period of two years, at an exercise price of 30 cents per share in the first year and 40 cents in the second year. Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share of the company for a period of two years, at an exercise price of 25 cents per share in the first year and 30 cents in the second year. All securities issued under the private placement are subject to a four-month hold period expiring on March 31, 2007. The company has also paid finder's fee of $29,360 in cash, 62,500 units (one common share and a two-year warrant exercisable at 25 cents in the first year and 30 cents in the second year) and 245,500 agent's warrants, each warrant entitling the agent/broker to purchase one common share of the company for a period of two years, at an exercise price of 30 cents per share in the first year and 40 cents in the second year.

Investor Relations:

On April 19, 2006 the Company announced that it has retained the services of Value Relations GmbH, a Frankfurt-based investor relations company to obtain Frankfurt Stock Exchange listing and to act as the Company's Strategic Investor Relations consultant in Germany, Switzerland and Austria. Value Relations will assist Megastar with introductions to the European financial media and brokerage community. The term of the contract will be initially 6 months, commencing April 17, 2006, at a rate of €5,000 per month. Value Relations GmbH will also be receiving incentive stock options to purchase 200,000 common shares in the capital stock of the company at $0.32/share. The contract expired October 17, 2006.

On February 13, 2007 the Company announced that it has retained Vantage Communications Ltd. to provide investor relations services. The company agreed to pay Vantage the sum of $5,500 per month for a term of six months, with the provision that the contract can be terminated upon 30-day notice by the company. Under the agreement, the company also granted incentive stock options to Vantage under its stock option plan for the purchase of 150,000 shares at a price of 20 cents per share exercisable for a period of two years. Subject to the vesting schedule, the stock options shall become 50% vested at the end of the six month contract period. The contract was terminated on May 15, 2007.

On June 25, 2007 the Company announced that, subject to regulatory approval, it has retained the services of Coal Harbor Communications Inc. to provide investor relations services. Coal Harbor will receive a fee of $6,000 per month starting June 25, 2007 as well as 175,000 options at a price of 15 cents per share exercisable for a period of two years pursuant to the company stock option plan. The term of the contract is one year. Either party may cancel the contract after 3 months with 30 days notice.

Stock Option Plan:

Pursuant to a "Stock Option Plan" as approved by the shareholders at the Annual General Meeting that was held on July 21, 2006 the Company has implemented a Fixed Stock Option Plan whereby a maximum number of shares reserved for issuance under the plan at any one time will not exceed 3,626,746 shares. Under this plan the following incentive stock options were granted: On November 27, 2006 the Company granted 880,000 incentive stock options at $0.16 expiring on November 27, 2008; on February 13, 2007, the Company granted 450,000 incentive stock options at $0.20 expiring on February 12, 2009.

SUBSEQUENT EVENTS:

Subsequent to the year ended February 28, 2007 the Company has announced and filed documentation with respect to the following transactions and events:

1) The Company received $50,000 cash payment and 50,000 shares of Mantle Resources Inc. pursuant to the SEDEX Property option agreement dated March 28, 2007.
2) On April 17, 2007 a total of 200,000 stock options exercisable at $0.32 expired unexercised.
3) On May 20, 2007, share purchase warrants outstanding at February 28, 2007 to purchase 1,250,000 shares at $0.20 per share expired unexercised.
4) On June 25, 2007 the company granted 375,000 incentive stock options under its 2006 Stock Option Plan to directors, employees and consultants at $0.15 expiring on June 25, 2009.

1.3 Selected Annual Information

		Year-Ended February 28, 2007	Year-Ended February 28, 2006	Year-Ended February 28, 2005
a.	Net Sales or Total Revenues	$Nil	$Nil	$Nil
b.	Basic Earnings (Loss) per share from Continued Operations	$(0.02)	$(0.02)	$(0.02)
c.	Net Income or (Loss) in total	$(521,357)	$(288,665)	$(175,080)
d.	Net Income or (Loss) per share	$(0.02)	$(0.02)	$(0.02)
e.	Net Income or (Loss) per fully diluted share basis	$(521,357)	$(288,665)	$(175,080)
f.	Total Assets	$2,500,610	$746,325	$168,582
g.	Total long-term financial Liabilities	Nil	Nil	Nil
h.	Cash dividends declared per share	N/A	N/A	N/A

1.4 Results of Operations

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may be different from those estimates. Additional significant accounting policies are detailed in Note 2 attached to the financial statements.

The Company's current exploration focus has been on its 100% owned SIMKAR gold and RALLEAU Zn-Cu properties located in Quebec. The Company has also been actively reviewing numerous exploration projects during the period under review in search of additional projects of merit.

1.5 Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

For the Quarter Periods Ending on	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($67,583)	($170,477)	($98,449)	($184,848)
Total Net Income (loss)	($67,583)	($170,477)	($98,449)	($184,848)
Basic (Loss) per share	($0.003)	($0.008	($0.006)	($0.01)

For the Quarter Periods Ending on	February 28, 2006	November 30, 2005	August 31, 2005	May 31, 2005
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($90,968)	($56,684)	($84,435)	($56,578)
Total Net Income (loss)	($90,968)	($56,684)	($84,435)	($56,578)
Basic (Loss) per share	($0.007)	($0.004)	($0.007)	($0.005)

Operating expenses have increased by $240,257 over February 28, 2006. The contributing factors accounting for the increase included in the Administrative Expenses were attributed to the accounting for Stock-based compensation of $139,002 (2006: $64,274), Consulting and Admin. fees of $67,082 (2006: $33,430), Investor Relations/Promotion of $140,783 (2006: $75,450) and Accounting/Audit fees of $21,050 (2006: $14,425). Legal fees and regulatory fees were lower in the year ended February 28, 2007 as a result of reallocating private placement costs to share capital-share issue costs. Other Items such as write-offs of resource properties accounted for $47,643 further losses.

1.6 Liquidity

The Company has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable junior venture resource companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At Feb. 28, 2007, the Company had $1,693,684 working capital surplus, as compared to $417,859 on February 28, 2006.

from the disposition of its mineral prospects. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

1.7 Capital Resources

The Company's sources of funds are derived from: (i) private placement financings (flow through and non-flow through) and (ii) amounts owing to related parties.

Additional disclosure concerning the Company's administrative expenses and resource property obligations and commitments are provided in the Company's Consolidated Statement of Loss and Deficit and Notes therein.

1.8 Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet Arrangements other than reported in the Notes to the Financial Statements.

1.9 Transactions with Related Parties

See Note 5 of the audited financial statements as at Feb. 28, 2007.
During the year ended February 28, 2007, the Company paid and/or accrued an aggregate $81,500 to the directors, for management and administrative services. Consulting fees to related parties for non-geological services totaled $3,350.

1.10 Fourth Quarter

Previously discussed under Section 1.5

1.11 Proposed Transactions

See previous Section 1.2 - Property Performance and Investor Relations.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies. See Note 2 "Summary of Significant Accounting Policies" for details of the Company's accounting policies.

Accounting Policies" for details of the Company's accounting policies.

1.14 Financial Instruments and Other Instruments

Megastar's financial instruments consist of cash and short-term deposits, accounts receivables, prepaid expenses, accounts payables and accrued liabilities and due to related parties approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

1.15 Other MD&A Requirements

A. Authorized and Issued Share Capital as at June 26, 2007:

Authorized:	an unlimited number of Common shares without par value
Issued and outstanding:	29,683,483 common shares

B. Options, Warrants & Convertible Securities Outstanding as at June 26, 2007:

The following options, warrants, and convertible securities were outstanding as at June 26, 2007:

Options Number	Exercise Price	Expiry Date
880,000	$0.16	November 27, 2008
295,000	$0.11	December 5, 2008
95,000	$0.25	January 28, 2009
450,000	$0.20	February 12, 2009
475,000	$0.11	January 17, 2010
420,000	$0.15	January 25, 2011
270,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
375,000*	$0.15	June 25, 2009

*Subject to regulatory filings

Warrants		
Number	Exercise Price	Expiry Date
5,252,500	$0.30 $0.40	October 16, 2007 October 16, 2008
2,731,500	$0.25 $0.30	November 30, 2007 November 30, 2008
1,313,000	$0.30 $0.40	November 30, 2007 November 30, 2008

C. Evaluation of Disclosure Controls and Procedures

Based on our evaluation for the year ended February 28, 2007, and up to date of this Management Discussion and Analysis, we have concluded that our disclosure controls and procedures are sufficiently effective to provide reasonable assurance that material information required to be disclosed in the Company's interim and annual filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that the material information is accumulated and communicated to Management of the Company, including the President and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

D. Corporate Governance Disclosure

The Company has submitted to its members and shareholders details in the Information Circular dated June 22, 2007 Corporate Governance Disclosure guidelines that have been presented to the Board of Directors for periodic review. Some of these guidelines are: Outlining the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Management of the Company periodically updates directors with regulatory policy changes. The Management encourages and promotes a culture of ethical business conduct. The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interest of the Company.

MEGASTAR DEVELOPMENT CORP.

LISTING:
TSX Venture Exchange Symbol: **MDV**
Frankfurt Stock Exchange Symbol: **M5Q**

HEAD OFFICE:
#600 – 625 Howe Street
Vancouver, BC
V6C 2T6
Tel.: 604-683-6648
Fax : 604-683-1350
Email: dberka@megastardevelopment.com
Website: www.megastardevelopment.com

MAILING ADDRESS:
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6
Tel: 604-683-6648
Fax: 604-683-1350
Email:
info@megastardevelopment.com

DIRECTORS AND OFFICERS:
Dušan Berka, P. Eng., President/Director
Gary Musil, CFO/Director
Hanif Sachedina, Director
Richard Roy, P. Geo., Director
Philippe Cloutier, P. Geo., Director
David Bikerman, P. Eng. (Geo), Director

REGISTRAR AND TRANSFER AGENT:
Pacific Corporate Trust Co. Ltd.
3rd Floor - 510 Burrard Street
Vancouver, B.C. V6C 3B9

LEGAL COUNSEL:
Clark Wilson, LLP
Solicitor – Bernard Pinsky
#800 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1

AUDITORS:
Amisano Hanson, CA
#604 – 750 West Pender Street
Vancouver, B.C.
V6C 2T7

MEGASTAR DEVELOPMENT CORP.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2007 and 2006

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Megastar Development Corp.

We have audited the consolidated balance sheets of Megastar Development Corp. as at February 28, 2007 and 2006 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
June 14, 2007

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED BALANCE SHEETS
February 28, 2007 and 2006

ASSETS	2007	2006
Current		
Cash and cash equivalents	$ 1,661,165	$ 442,013
GST receivable	16,758	4,009
Subscriptions receivable – Note 8	23,860	18,000
Prepaid expenses and deposits	19,478	12,000
	1,721,261	476,022
Resource properties – Notes 3, 8 and Schedule 1	779,349	270,303
	$ 2,500,610	$ 746,325
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ 27,577	$ 58,163
SHAREHOLDERS' EQUITY		
Share capital – Notes 4 and 8	8,451,698	6,281,469
Contributed surplus	275,458	139,459
Deficit	(6,254,123)	(5,732,766)
	2,473,033	688,162
	$ 2,500,610	$ 746,325

Commitments – Notes 3 and 4
Subsequent Events – Notes 3 and 8

APPROVED BY THE DIRECTORS:

"Dusan Berka" Director — Dusan Berka

"Gary Musil" Director — Gary Musil

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended February 28, 2007 and 2006

	2007	2006
Administrative expenses		
Accounting and audit fees	$ 21,050	$ 14,425
Administrative fees	8,532	-
Bank charges and interest	539	(348)
Consulting fees – Note 5	58,550	33,430
Filing fees	15,232	13,438
Investor relations and promotion	140,783	75,450
Legal fees	6,492	13,990
Management fees – Note 5	81,500	41,500
Office, telephone and miscellaneous	8,142	7,755
Rent	9,105	7,971
Shareholder information	9,867	3,608
Stock-based compensation – Note 4	139,002	64,274
Transfer agent fees	10,911	7,269
Travel	19,217	5,903
Loss before other items and income tax provision	(528,922)	(288,665)
Other items:		
Interest income	14,571	-
Write-off of resource property – Note 3	(47,643)	-
Loss for the year before income tax provision	(561,994)	(288,665)
Recovery of future income tax asset – Note 6	40,637	-
Net loss for the year	(521,357)	(288,665)
Deficit, beginning of year	(5,732,766)	(5,444,101)
Deficit, end of the year	$ (6,254,123)	$ (5,732,766)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	21,014,000	12,237,167

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended February 28, 2007 and 2006

	2007	2006
Operating Activities		
Net loss for the year	$ (521,357)	$ (288,665)
Items not involving cash:		
Stock-based compensation	139,002	64,274
Recovery of future income tax asset	(40,637)	-
Write-off of resource property	47,643	-
	(375,349)	(224,391)
Changes in non-cash working capital items:		
GST receivable	(12,749)	3,220
Prepaid expenses and deposits	(7,478)	(12,000)
Accounts payable and accrued liabilities	(30,586)	(2,567)
	(426,162)	(235,738)
Financing Activity		
Issue of common shares	2,059,003	730,450
Investing Activity		
Resource properties expenditures	(413,689)	(67,278)
Increase in cash during the year	1,219,152	427,434
Cash and cash equivalents, beginning of the year	442,013	14,579
Cash and cash equivalents, end of the year	$ 1,661,165	$ 442,013
Cash and cash equivalents consist of:		
Cash	$ 151,500	$ 141,799
Term deposits	1,509,665	300,214
	$ 1,661,165	$ 442,013
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP. Schedule 1

CONSOLIDATED SCHEDULE OF RESOURCE PROPERTIES

for the years ended February 28, 2007 and 2006

	Canada				
	Sedex Zinc Property	Simkar	Kauputau	Ralleau Project	Total
Balance, February 28, 2005	$ -	$ 108,659	$ 38,116	$ -	$ 146,775
Acquisition costs					
Shares	-	-	-	56,250	56,250
Cash and accrual	20,000	-	-	1,000	21,000
	20,000	-	-	57,250	77,250
Deferred exploration costs					
Assay	-	-	1,435	-	1,435
Consulting	-	-	430	-	430
Geological	-	910	12,283	-	13,193
Line cutting	-	-	-	29,813	29,813
Other	-	-	1,407	-	1,407
	-	910	15,555	29,813	46,278
Balance, February 28, 2006	20,000	109,569	53,671	87,063	270,303
Acquisition costs					
Shares	143,000	-	-	-	143,000
Cash and accrual	92,000	-	-	1,559	93,559
	235,000	-	-	1,559	236,559
Deferred exploration costs					
Assay	1,578	-	-	9,182	10,760
Drilling	-	-	-	104,607	104,607
Geological	42,271	49,502	-	7,129	98,902
Geophysics	-	-	-	42,948	42,948
Helicopters	9,306	-	-	-	9,306
Reports and field	-	3,896	-	42	3,938
Taxes and assessment fees	9,251	15,794	-	-	25,045
Quebec mining tax credit recovered	-	(32,622)	(6,028)	(11,553)	(50,203)
	62,406	36,570	(6,028)	152,355	245,303
	317,406	146,139	47,643	240,977	752,165
Resource property written-off	-	-	(47,643)	-	(47,643)
	317,406	146,139	-	240,977	704,522
Advance on exploration expenditures	-	74,827	-	-	74,827
Balance, February 28, 2007	$ 317,406	$ 220,966	$ -	$ 240,977	$ 779,349

SEE ACCOMPANYING NOTES

Note 1 Nature of Operations

The Company is a development stage public Company listed on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or the sale thereof.

The Company is incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies noted below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary, 1055019 Ontario Limited, ("OntarioCo."). All intercompany transactions have been eliminated.

b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold, or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

Note 2 Summary of Significant Accounting Policies – (cont'd)

b) Resource Properties – (cont'd)

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for resource properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

d) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Cash Equivalents

Cash equivalents are highly liquid Canadian dollar investments in term deposits with a financial institution that are readily convertible to cash.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and cash equivalents, subscriptions receivable and accounts payable and accrued liabilities approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

g) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At February 28, 2007, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

h) Flow-through Shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract ("EIC") No. 146. All flow-through shares issued by the Company are accounted for in accordance with this Abstract. Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations, for an amount equal to the future income tax liability.

i) Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Note 2 Summary of Significant Accounting Policies – (cont'd)

j) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

k) Mining Tax Credits

Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions needed to obtain the credits. These non-repayable mining tax credits are earned in respect to exploration costs incurred in Quebec, Canada and are recorded as a reduction of the related deferred exploration expenditures.

Note 3 Resource Properties – Note 8

a) Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two contiguous mining concessions totaling 557 acres located in Louvicourt Township, Quebec.

b) Kauputau Properties, Quebec, Canada

Pursuant to an acquisition agreement dated February 7, 2005, the Company acquired a 100% interest in 63 mineral claims situated in Northern Quebec, in consideration for cash paid of $6,615 and 250,000 common shares issued. The claims were subject to a 2% net smelter royalty of which 1% could be purchased by the Company at any time for $1,000,000. During the year ended February 28, 2007, management decided not to continue development of this property and, accordingly, the carrying costs of $47,643 were written off.

c) Ralleau Project

Pursuant to an agreement dated June 27, 2005, the Company acquired a 100% interest in 12 mineral claims situated in the Quevillon area of Quebec, in consideration for cash paid of $1,000 and 250,000 common shares issued. The claims are subject to a 2% net smelter return of which 1% can be purchased by the Company at any time for $1,000,000. During the year ended February 28, 2007, the Company staked 23 claims.

d) Sedex Zinc Property

Pursuant to the agreement dated February 13, 2006 and amended January 8, 2007, the Company acquired a 100% interest in 46 mineral claims located in the Omineca Mining Division, BC, in consideration for cash paid of $109,000 and 500,000 common shares issued.

Note 3 Resource Properties – Note 8 – (cont'd)

d) Sedex Zinc Property – (cont'd)

Out of the 46 mineral claims, 28 claims had been amalgamated into 5 claims, with the result that the Company has now 23 claims.

A finder's fee in the amount of $11,000 was paid and 50,000 shares of the Company were issued during the year ended February 28, 2007. The claims are subject to a 2% net smelter returns royalty of which the Company can purchase 1% for $1,000,000.

Note 4 Share Capital – Note 8

a) Authorized:

Unlimited number of common shares without par value.

b) Issued:

		Number of Shares	Amount
Balance, February 28, 2005		10,753,983	$ 5,445,916
For cash:			
Pursuant to private placements	- at $0.12	3,018,750	362,250
	- at $0.14	1,250,000	175,000
	- at $0.15	794,000	119,100
Pursuant to warrants exercised	- at $0.15	440,000	66,000
Pursuant to stock options exercised	- at $0.11	75,000	8,250
	- at $0.13	75,000	9,750
	- at $0.15	100,000	15,000
Less: share issue costs		-	(6,900)
For acquisition of mineral property		250,000	56,250
Transfer from contributed surplus on exercise of share purchase options		-	30,853
Balance, February 28, 2006		16,756,733	6,281,469
For cash:			
Pursuant to private placements	- at $0.16	2,669,000	427,040
	- at $0.20	5,842,500	1,168,500
Less: share issue costs		-	(169,447)
Finders fee		62,500	-
Pursuant to warrants exercised	- at $0.20	199,000	39,800
	- at $0.15	2,778,750	416,813
	- at $0.23	600,000	138,000
Pursuant to stock options exercised	- at $0.11	225,000	24,750
For acquisition of mineral property		550,000	143,000
Transfer from contributed surplus on exercise of share purchase options		-	22,410
Recovery of future income tax asset		-	(40,637)
Balance, February 28, 2007		29,683,483	$ 8,451,698

Note 4 Share Capital – Note 8 – (cont'd)

c) Escrow:

At February 28, 2007, 131,250 (2006: 131,250) shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

d) Commitments:

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and non-employees. These options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant. The share purchase options have vesting terms ranging from immediate upon granting to over eighteen months. A summary of the status of the options outstanding as at February 28, 2007 and 2006 and changes during the years then ended is presented below:

	2007		2006	
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,940,000	$0.14	1,340,000	$0.13
Cancelled/expired	(160,000)	$0.18	(100,000)	$0.15
Granted	2,055,000	$0.20	950,000	$0.15
Exercised	(225,000)	$0.11	(250,000)	$0.14
Outstanding at end of year	3,610,000	$0.14	1,940,000	$0.14
Exercisable at end of year	1,785,990		1,278,041	

During the year ended February 28, 2007, stock-based compensation expense of $139,002 (2006: $64,274) was recorded. The weighted average fair value of share purchase options granted of $0.08 (2006: $0.11) per option was determined using the Black-Scholes options pricing model with the following assumptions:

	2007	2006
Expected dividend yield	0.0%	0.0%
Expected volatility	70.23%	74.42%
Risk-free interest rate	4.03%	3.77%
Expected term in years	2.37	4.37

Note 4 Share Capital – Note 8 – (cont'd)

d) Commitments – (cont'd)

Stock-based Compensation Plan – (cont'd)

As at February 28, 2007, the following share purchase options are outstanding:

Number of Shares	Exercise Price	Expiry Date
200,000	$0.32	April 19, 2007
295,000	$0.11	December 5, 2008
95,000	$0.25	January 28, 2009
475,000	$0.11	January 17, 2010
720,000	$0.15	January 25, 2011
270,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
880,000	$0.16	November 27, 2008
600,000	$0.20	February 12, 2009
3,610,000		

Share Purchase Warrants

A summary of the status of the warrants outstanding as at February 28, 2007 and 2006 and changes during the years then ended is presented below:

	2007		2006	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding at beginning of year	5,662,750	$0.18	2,735,000	$0.17
Issued	9,297,000	$0.29	5,062,750	$0.17
Exercised	(3,776,750)	$0.17	(440,000)	$0.15
Expired	(636,000)	$0.18	(1,695,000)	$0.15
Outstanding at end of year	10,547,000	$0.28	5,662,750	$0.18

At February 28, 2007 there are 10,547,000 share purchase warrants outstanding. Unless otherwise noted, each warrant entitles the holders thereof the right to purchase one common share as follows:

Note 4 Share Capital – Note 8 – (cont'd)

d) Commitments – (cont'd)

Share Purchase Warrants – (cont'd)

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.20	May 20, 2007
5,252,500	$0.30	October 16, 2007
	$0.40	October 16, 2008
2,731,500	$0.25	November 30, 2007
	$0.30	November 30, 2008
1,313,000	$0.30	November 30, 2007
	$0.40	November 30, 2008
10,547,000		

Agent's Option

At February 28, 2007, there is an outstanding agent's option to purchase up to 477,500 units at $0.30 per unit until October 16, 2008. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable at $0.30 per share until October 16, 2007 and at $0.40 per share until October 16, 2008. The option was granted in connection with a private placement and was valued at $19,407 and is included in share issue costs. The value was determined using the Black-Scholes model with the assumptions noted for other stock options.

e) Flow-Through Shares

During the year ended February 28, 2007, the Company issued 5,842,500 (2006: 794,000) flow-through shares for proceeds of $1,168,500 (2006: $119,100). The proceeds from these issues must be used for qualifying exploration expenditures which will be renounced by the Company in favor of the investors purchasing such shares and such expenditures are not available to the Company for income tax purposes.

Note 5 Related Party Transactions – Note 8

The Company incurred the following expenditures with directors and officers of the Company, companies with common directors and a former director and a company controlled by him:

	2007	2006
Consulting fees	$ 3,350	$ 10,000
Management fees	81,500	41,500
	$ 84,850	$ 51,500

Note 5 Related Party Transactions – Note 8 – (cont'd)

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

As at February 28, 2007, accounts payable includes $4,585 (2006: $6,489) due to directors of the Company for unpaid management fees and expenses incurred on behalf of the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Note 6 Income Taxes

At February 28, 2007, the Company has accumulated non-capital losses totaling $1,286,945 which may be applied against future year's taxable income. These losses expire as follows:

2008	$ 113,944
2009	160,998
2010	111,188
2011	110,775
2015	138,441
2016	227,834
2027	423,765
	$ 1,286,945

At February 28, 2007, the Company has accumulated Canadian exploration and development expenditures of $871,184, foreign exploration expenditures of $448,048 and an earned depletion base of $67,604. These expenditures carry forward indefinitely and are available to offset against certain future year's taxable income at various rates per year.

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

	2007	2006
Basic statutory and provincial income tax rate	34.12%	35.00%
Expected tax recovery on net loss, before income tax	$ 177,887	$ 101,033
Differences due to recognition of items for tax purposes:		
Stock-based compensation	(47,427)	(22,496)
Mineral property written-off	(16,256)	-
Share issue costs	48,416	483
Non-capital losses carry forward	(162,620)	(79,020)
Recovery of valuation allowance on exploration expenditures renounced	40,637	-
Future income tax recovery	$ 40,637	$ -

Note 6 Income Taxes – (cont'd)

Future income tax assets or liabilities on the balance sheets are comprised of temporary differences. The significant components of the Company's future tax assets (liabilities), after applying enacted corporate income tax rates are as follows:

	2007	2006
Future income tax assets		
Net tax losses carried forward	$ 439,106	$ 352,214
Exploration and development expenditures	184,208	192,560
Others	48,416	3,385
	671,630	548,159
Less: valuation allowance	(671,630)	(548,159)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry forward periods to utilize all the future tax assets.

Note 7 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flows statements. The following transactions were excluded from the statements of cash flows:

a) During the year ended February 28, 2007, the Company issued 550,000 common shares at $0.26 per share ($143,000), pursuant to the acquisition of the Sedex Project.

b) During the year ended February 28, 2007, the Company issued 62,500 shares as finders fees.

c) During the year ended February 28, 2006, the Company issued 250,000 common shares at $0.225 per share ($56,250), pursuant to the acquisition of the Ralleau Project.

Note 8 Subsequent Events – Notes 3 and 4

a) Pursuant to an agreement dated March 28, 2007, the Company has granted an option to Mantle Resources Inc. ("Mantle") to earn an initial 60% interest in the Sedex Zinc property in consideration for cash payments totaling $150,000 ($50,000 received), the issuance of $125,000 shares (50,000 shares received) and incurring $2,250,000 in exploration and development expenditures over three years. Upon earning its 60% interest, Mantle can increase its interest to 80% by spending an additional $1,000,000 in exploration expenditures, and can increase its interest further to 90% upon completing a preliminary feasibility study.

Note 8 Subsequent Events – Notes 3 and 4 – (cont'd)

b) Share purchase options outstanding at February 28, 2007, to purchase 200,000 shares at $0.32 per share were not exercised and expired on April 19, 2007. Share purchase options outstanding at February 28, 2007, to purchase 150,000 shares at $0.20 per share were cancelled.

c) Subscriptions receivable of $22,500 were collected.

d) Share purchase warrants outstanding at February 28, 2007, to purchase 1,250,000 shares at $0.20 per share expired unexercised on May 20, 2007.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Dusan Berka, Chief Executive Officer of **Megastar Development Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Megastar Development Corp.** (the issuer) for the period ending February 28, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designated such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 27, 2007.

"Dušan Berka"

Dusan Berka, P. Eng.
Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Gary Musil, Chief Financial Officer of **Megastar Development Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Megastar Development Corp.** (the issuer) for the period ending February 28, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designated such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 27, 2007.

"Gary Musil"

Gary Musil
Chief Financial Officer

MEGASTAR DEVELOPMENT CORP.
600-625 Howe Street
Vancouver, British Columbia
V6C 2T6
Telephone: 604.683.6648
Facsimile: 604.683.1350
Website: www.megastardevelopment.com

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of **Megastar Development Corp.** (the "Company") will be held at the offices of the Company's solicitors, Clark Wilson LLP, located on at 800-885 West Georgia Street, Vancouver, British Columbia, on Thursday, July 26, 2007, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive the audited financial statements of the Company for the financial year ended February 28, 2007, and accompanying report of the auditor.
2. To appoint Amisano Hanson, Chartered Accountants, as auditor of the Company for the fiscal year ending February 29, 2008; and to authorize the directors of the Company to fix the remuneration to be paid to the auditor for the fiscal year ending February 29, 2008.
3. To set the number of directors of the Company for the ensuing year at five (5) persons.
4. To elect directors of the Company to serve until the next annual general meeting of the Company's shareholders.
5. To adopt and approve the Company's stock option plan for 2007.
6. To transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Annual General Meeting.

The Company's board of directors has fixed June 8, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company's transfer agent, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, by 10:00 a.m. (Vancouver time) on Tuesday, July 24, 2007, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Annual General Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the *Income Tax Act* (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 22nd day of June, 2007.

By Order of the Board of

MEGASTAR DEVELOPMENT CORP.

"Dusan Berka"

Dusan Berka
President and Chief Executive Officer

MEGASTAR DEVELOPMENT CORP.

600-625 Howe Street
Vancouver, British Columbia
V6C 2T6
Telephone: 604.683.6648
Facsimile: 604.683.1350
Website: www.megastardevelopment.com

INFORMATION CIRCULAR

Dated June 22, 2007 (unless otherwise noted)

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the "Notice") and is furnished to the shareholders (the "Shareholders") holding common shares (the "Common Shares") in the capital of **Megastar Development Corp.** (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held at 10:00 a.m. on Thursday, July 26, 2007 at the offices of the Company's solicitors, or at any adjournment or postponement thereof.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on June 8, 2007 (the "Record Date") on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxy holders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Pacific Corporate Trust Company (the "Transfer Agent"), at their offices located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or by the Company at the address set forth above, by mail, or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares registered in their own names. Shareholders who do not hold Common Shares registered in their own names (referred to in this Information Circular as "Non-Registered Shareholders") should note that only Common Shares held by registered Shareholders, or duly appointed proxy holders of Non-Registered Shareholders, can be recognized and voted at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered in the name(s) of the Shareholder's broker or agent of that broker (an "Intermediary"). Other Intermediaries include, but are not limited to, banks, trust companies, securities dealers, and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans. An Intermediary, in turn, may register Common Shares in the name of a clearing agency, such as CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms, or under the name of Cede & Co., which is the nominee for The Depository Trust Company, a depository for many United States brokerage firms and custodian banks.

Intermediaries are required to forward copies of proxy-related materials ("AGM Materials") to all Non-Registered Shareholders to seek voting instructions to ensure that all Company shareholders have the opportunity to direct the voting of their Common Shares. Non-Registered Shareholders have the opportunity to either:

(a) receive a form of proxy that has already been signed by the Intermediary (usually, by a stamped, facsimile signature) that is restricted to the actual number of Common Shares owned by the Non-

Registered Shareholder, but that is otherwise incomplete. Because the form of proxy has already been signed by the Intermediary, it does not need to be signed by the Non-Registered Shareholder. The completed and signed proxy must then be deposited with the Transfer Agent in the manner described under the heading "Appointment of Proxy" above; or

(b) receive a voting instruction form (a "VIF"), which form is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder, constitutes voting instructions that the Intermediary must follow. In order for the VIF to be considered a valid proxy authorization, the Non-Registered Shareholder must: (i) affix to the VIF the label provided that contains bar-code and other information; (ii), properly complete the VIF; and (iii) return the VIF to the Intermediary or its service company, typically Broadridge Financial Solutions, Inc.

An "objecting beneficial owner" or an "OBO" is a beneficial, Non-Registered Shareholder who has objected to its name being made known to the Company, while a "non-objecting beneficial owner" or a "NOBO" is a beneficial, Non-Registered Shareholder who has not objected to this information being available to the Company. The Company may obtain a list of NOBO Shareholders from Intermediaries and distribute AGM Materials directly to such NOBOs.

THE AGM MATERIALS ARE BEING SENT TO BOTH REGISTERED AND NON-REGISTERED OWNERS OF THE COMMON SHARES. IF YOU ARE A NON-REGISTERED SHAREHOLDER AND THE COMPANY OR ITS AGENT HAS SENT THESE AGM MATERIALS TO YOU, YOUR NAME AND ADDRESS AND INFORMATION ABOUT YOUR HOLDINGS IN THE COMPANIES COMMON SHARES HAVE BEEN OBTAINED IN ACCORDANCE WITH APPLICABLE SECURITIES REGULATORY REQUIREMENTS FROM THE INTERMEDIARY HOLDING COMMON SHARES ON YOUR BEHALF.

DOCUMENTS INCORPORATED BY REFERENCE

Certain disclosure in this Information Circular has been incorporated by reference from documents filed with securities commissions or similar authorities in Canada. Specifically, the following documents are incorporated by reference into, and form an integral part of this Information Circular:

(a) audited financial statements of the Company for the fiscal period ended February 28, 2007, and report of the auditor thereon; and

(b) management's discussion and analysis for the fiscal period ended February 28, 2007.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value, and an unlimited number of Class A preference shares without par value. As of the Record Date, determined by the Company's board of directors (the "Board") to be the close of business on June 8, 2007, a total of 29,683,483 Common Shares, and no Class A preference shares, were issued and outstanding. Each Common Share carries the right to one vote at the Meeting.

Only Shareholders as of the close of business on the Record Date, who either personally attend the Meeting, or who complete and deliver a form of proxy, in the manner and subject to the provisions set out above, are entitled to vote at the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company's directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)
CDS & Co. (2)	25,760,336	86.78%

Notes:

(1) Based on 29,683,483 Common Shares issued and outstanding as of the Record Date. The Company believes that all persons hold legal title, and it has no knowledge of actual Common Share ownership.

(2) Management of the Company is unaware of all of the Beneficial Shareholders respecting the Common Shares registered in the name of CDS & Co.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO") and chief financial officer ("CFO"), or persons who acted in a similar capacities;

(b) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year, and whose salary and bonus exceeds $150,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below. For the last three financial years, the following persons have been Named Executive Officers:

Name	Position Held	From	To
Dusan Berka	CEO and President	June 24, 2004	Present
Gary Musil	CFO and Treasurer	July 21, 2006	Present
Hanif Sachedina	CFO and Secretary	June 24, 2004	July 21, 2006
Peter Haladin	President	May 30, 2001	June 24, 2004

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year Ended**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options [1]/ SARs [2] Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP [3] Payouts ($)**	**All Other Compen-sation ($)**
D. Berka	2007 2006 2005	$60,000 [4] 22,000 [4] 14,375 [5]	Nil Nil Nil	Nil Nil Nil	290,000 [6] 150,000 [7] 150,000 [8]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
H. Sachedina [9]	2007 2006 2005	$2,500 [10] Nil Nil	Nil Nil Nil	Nil Nil Nil	180,000 [11] 135,000 [7] 75,000 [8]	Nil Nil Nil	Nil Nil Nil	$7,000 [12][13] 6,000 [12] 6,750 [12]
Gary Musil	2007 2006 2005	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	200,000 [14] N/A N/A	Nil N/A N/A	Nil N/A N/A	$3,500 [12][13] N/A N/A
P. Haladin [15]	2007 2006 2005	N/A N/A $11,000 [16]	N/A N/A Nil	N/A N/A Nil	N/A N/A 100,000 [15]	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil

Notes:

(1) "Options" includes all options, share purchase warrants and rights granted by the Company as compensation for employment services or office.

(2) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's publicly traded securities.

(3) "LTIP" or "long term incentive plan" means a plan that provides compensation intended to motivate performance over a period greater than one financial year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4) These funds represent management fees paid to Duster Capital Corp. ("Duster"), a non-reporting company owned by Dusan Berka. Reference is made to the heading below "Termination of Employment, Change in Responsibilities and Employment Contracts" for further information relating to the manager agreement between the Company, Mr. Berka and Duster.

(5) These funds represent management fees, $12,000 of which was paid to Duster, and $2,375 of which was paid directly to Mr. Berka.

(6) Of these Options, 165,000 are exercisable at a price of $0.20 per Common Share until March 21, 2011, and 125,000 are exercisable at a price of $0.16 per Common Share until November 27, 2008.

(7) These Options are exercisable at a price of $0.15 per Common Share until January 25, 2011.

(8) These Options are exercisable at a price of $0.11 per Common Share until January 17, 2010.

(9) Mr. Sachedina ceased to be a Named Executive Officer of the Company on July 21, 2006.

(10) Consulting fees.

(11) Of these Options, 55,000 are exercisable at a price of $0.20 per Common Share until March 21, 2011, and 125,000 are exercisable at a price of $0.16 per Common Share until November 27, 2008.

(12) Directors are entitled to receive the sum of $500 per month as director's fees. Reference is made to the heading "Compensation of Directors" below for further information.

(13) Of these amounts, $1,000 remains due and owing to each of Messrs. Sachedina and Musil.

(14) These Options are exercisable at a price of $0.16 per Common share until November 27, 2008.

(15) Mr. Haladin ceased to be a Named Executive Officer of the Company on June 24, 2004. These Options were subsequently granted to Mr. Haladin in his capacity as a consultant to the Company, and not as a Named Executive Officer.

(16) These funds represent management fees, $8,000 of which was paid to Derby Reach Holdings Ltd., non-reporting company controlled by Mr. Haladin, for administration, and $3,000 of which was paid directly to Mr. Haladin.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans.

Options/SAR Grants During The Most Recently Completed Financial Year

Other than as described below, no Options/SARs were granted to Named Executive Officer's during the Company's most recently completed financial year:

Named Executed Officer Name	Securities Under Options/ SARs Granted (#) [1]	Percent of Total Options/SARs Granted to Employees in Financial Year [2]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) [5]	Expiration Date
Dusan Berka	165,000 [3] 125,000 [4]	14.1%	$0.20 $0.16	$0.1875 $0.135	Mar. 21/11 Nov. 27/08
Gary Musil	200,000 [4]	9.7%	$0.16	$0.135	Nov. 27/08
Hanif Sachedina	55,000 [3] 125,000 [4]	8.8%	$0.20 $0.16	$0.1875 $0.135	Mar. 21/11 Nov. 27/08

Notes:

(1) The Company has not granted any SARs.

(2) Options to purchase a total of 2,055,000 Common Shares were granted by the Company during the financial period ended February 28, 2007.

(3) These Options were granted on March 21, 2006. On March 20, 2006, the closing price of the Company's shares, as traded on the TSX Venture Exchange, was $0.25. The allowable discount equals 25%, or $0.0625 per Common Share.

(4) These Options were granted on November 27, 2006. On November 24, 2006, the closing price of the Company's shares, as traded on the TSX Venture Exchange, was $0.18. The allowable discount equals 25%, or $0.045 per Common Share.

(5) Value is based upon the closing price of the Company's Common Shares as traded on the TSX Venture Exchange on the last trading day prior to granting of the Options, less the appropriate discount.

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

The following table sets out the Options/SARs exercised by the Named Executive Officers during the Company's most recently completed financial year, and provides the values of the Options/SARS still held by the Named Executive Officers at year-end.

Named Executed Officer Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money (1) Options/SARS at FY-End ($) (2) Exercisable/ Unexercisable
Dusan Berka	150,000	$10,500	Options Only: 458,750 / 213,750 Total: 672,500	Options Only: $16,562.50 / $3,487.50 Total: $20,050
Gary Musil	None	N/A	Options Only: 50,000 / 150,000 Total: 200,000	Options Only: $1,500 / $4,500 Total: $6,000
Hanif Sachedina	None	N/A	Options Only: 542,500 / 155,000 Total: 697,500	Options Only: $28,662.50 / $3,887.50 Total: $32,550

Notes:

(1) "In the money" Options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the Option. Value is determined by calculating the difference between the closing price of the Company's shares on the last trading day prior to the Company's fiscal year end, and the exercise price of each Option, and then multiplying the difference by the number of shares under Option at the fiscal year end;

(2) The closing market price of the Company's Common Shares on February 27, 2007, being the last trading day prior to the Company's fiscal year end, was $0.19 per Common Share.

Option and SAR Repricings

No Options/SARS granted to Named Executive Officer's were repriced during the Company's most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or executive officers. No funds were set aside or accrued by the Company during the fiscal year ended February 28, 2007 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into a management agreement dated for reference November 1, 2005 with Duster and its principal Dusan Berka, a director and officer of the Company (the "Duster Agreement"), pursuant to which Duster and Mr. Berka were formally engaged to provide certain services to the Company. The Duster Agreement was amended on March 1, 2006, and renewed and extended on November 1, 2006.

In exchange for the services, Duster receives the sum of $5,000 per month plus GST (the "Fees"), together with the reimbursement of out-of-pocket expenses incurred on behalf of the Company.

The term of the Duster Agreement continues until October 31, 2008, and is thereafter renewable by mutual agreement for successive 12 or 24 month periods, unless earlier terminated (the "Term"). The Duster Agreement may be terminated:

1. immediately by the Company for cause, in which case all unpaid compensation and expenses as of the date of termination shall be paid to Duster;

2. immediately, upon mutual agreement, in which case all unpaid compensation and expenses as of the date of termination shall be paid to Duster;

3. upon the giving of thirty days prior written notice by Mr. Berka, in which case all unpaid compensation and expenses as of the date of termination shall be paid to Duster;

4. upon the giving of thirty days prior written notice by the Company, in which case all unpaid compensation and expenses as of the date of termination shall be paid to Duster, together with further compensation equal to the amount of the monthly Fees for every year of service by Mr. Berka in excess of one year, as damages and compensation for loss of office and for the termination of this Agreement;

5. immediately, upon the illness or disability of Mr. Berka, in which case, all compensation for the remainder of the term of the Duster Agreement shall be payable monthly to Duster after the deduction of amounts equal to any sickness or disability payments received by Mr. Berka under the Company's sickness and disability plan, if any; or

6. upon the death or permanent disability of Mr. Berka, in which case, all compensation for the remainder of the term of the Duster Agreement shall be payable to Duster or to Mr. Berka's estate, as the case may be.

Other than as described above, the Company has not entered into any employment contracts with a Named Executive Officer.

Other than as described above, the Company has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that Named Executive Officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in Named Executive Officer's responsibilities following such a change of control.

Compensation of Directors

Other than as described below, no compensation was paid to any director of the Company for services rendered as a director, or for committee participation or assignments, during the Company's most recently completed financial year.

During the Company's most recently completed financial year, a total of $10,000 was paid to non-Named Executive Officer directors, and $2,000 had accrued and was owing, the particulars of which are as follows:

Director	Standard Arrangements	Paid / Owing
J. Reamsbottom [(1)]	$500 per month	$2,500 / Nil
R. Roy	$500 per month	$5,000 / $1,000
P. Cloutier	$500 per month	$2,500 / $1,000

Notes:

(1) Mr. Reamsbottom ceased to be a Company director on July 21, 2006.

Effective September 1, 2006, all fees owing to directors accrue on the Company's books. There are no fixed terms of payment.

During the fiscal year ended February 28, 2007, there were no other standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

For the fiscal year ended February 28, 2007, Company director Richard Roy, through is private company Nordquest, received consulting fees in the amount of $850.

Other than as described below, no Options/SARS were granted to Company directors during the Company's most recently completed financial year.

Name	Securities Under Options (#)	Exercise or Base Price ($/Security)	Expiration Date
Philippe Cloutier	75,000 200,000	$0.22 0.16	April 10/11 November 27/08
Richard Roy	50,000 200,000	$0.20 0.16	March 21/11 November 27/08

Other Related Party Arrangements

For the fiscal year ended February 28, 2007, a total of $4,485 (2006: $6,489) was due to related parties. The amount represents amounts payable to directors for services ($4,000) (2006: $5,500), and for expenses incurred on behalf of the Company ($485) (2006: $989).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans as of February 28, 2007 pursuant to which securities of the Company are authorized for issuance.

Equity Compensation Plan Information

The Company's stock option plan is defined as a "fixed" stock option plan. Reference is made to the heading below "Stock Option Plan" for further information.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,610,000	$0.28	16,746
Equity compensation plans not approved by securityholders	None	None	None
Total	3,610,000		16,746

AUDIT COMMITTEE DISCLOSURE

The Company is a reporting company in the Provinces of Alberta and British Columbia, and as a result, it is subject to the requirements of Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"). As such, the Company must have an Audit Committee, and establish a written charter that sets out its mandate and responsibilities.

The Charter

The Board approved and adopted a new Audit Committee Charter on July 21, 2006, the text of which is attached as Schedule "A" to this Information Circular.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Gary Musil, Chairman	Not Independent	Financially Literate (1)
Richard Roy	Independent	Financially Literate (1)
Philippe Cloutier	Independent	Financially Literate (1)

Notes:

(1) For the purposes of MI 52-110, "financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

At a meeting of the Board to be held immediately after the Meeting, directors will appoint Audit Committee members for the ensuing year.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board.

Exemptions

The Company is defined as a "venture issuer" and, as a result, is relying upon exemptions found in section 6.1 of MI 52-110 from the requirements to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the following exemptions found in MI 52-110:

- Section 2.4 (*De Minimis Non-audit Services*); or
- an exemption from 52-110, in whole or in part, granted under Part 8 *(Exemptions)* of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee must review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(a) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(b) such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(c) such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Authority to grant such approvals may be delegated by the Audit Committee to one or more independent members of the Committee, but any approvals that may be granted must be presented to the Audit Committee at the Committee's first scheduled meeting following the approval.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended February 28	Audit Fees [1]	Audit Related Fees [2]	Tax Fees [3]	All Other Fees
2007	$12,000 [4]	None	None	None
2006	$15,000	None	None	None

Notes:

(1) fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings;

(2) fees for assurance and related services that are related to the performance of the audit;

(3) fee for tax compliance, tax advice and planning.

(4) Estimates only.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Following is a summary of the Company's corporate governance practices, as required by National Instrument 58-101 and Form 58-101F2.

Board of Directors

The Board facilitates its exercise of independent supervision over management by way of Board meetings.

Independent Directors

Currently, the Company's independent directors are Hanif Sachedina, Richard Roy, Philippe Cloutier and David Bikerman. Each of these directors is free from any interest in, or any business or other relationship that could, or could reasonably, be perceive to materially interfere with the directors' ability to act in the best interests of the Company.

Mr. Sachedina will not be standing for re-election as a Company director at the Meeting.

Non-Independent Directors

Currently, the directors of the Company not considered to be independent are Dusan Berka and Gary Musil, both of whom are officers of the Company. Mr. Berka is also a principal of Duster, a company that provides consulting services to the Company.

Directorships

Company directors, or director nominees, are also directors of the following reporting issuers:

Name of Director	Name of Issuer
Dusan Berka	Lateegra Gold Corp.
Hanif Sachedina	None
Richard Roy	None
Philippe Cloutier	Cartier Resources Inc.
Gary Musil	Belmont Resources Inc. Highbank Resources Ltd. International Montoro Resources Inc. Liberty Star Uranium & Metals Corp.
David Bikerman	Columbia Goldfields Ltd. East Delta Resources Corp.

Orientation and Continuous Education

The Company has not yet developed an official orientation or training program for directors. If and when new directors are added, however, they have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities are and will continue to be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The Company has not adopted a formal code of business conduct and ethics. To encourage and promote a culture of ethical business conduct, the Board monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operated independently of management and in the best interests of the Company.

Nomination of Directors

The Company does not have a nominating committee of its Board. Rather, the Board as a whole is responsible for identifying and recommending new candidates, having regard to the appropriate size of the Board and the necessary competencies and skills of the Board as a whole, and of each director individually. Director nominees must demonstrate expertise in general business management, possess expertise in an area of strategic interest to the Company, have the ability to devote sufficient time to the Company's affairs, support the Company's mission and objectives, and express a willingness to serve as a director.

Compensation

The Company's Board established a Compensation Committee, and adopted a Compensation Committee Charter, on July 21, 2006. The Compensation Committee is a committee to which the Board has delegated its responsibility for oversight of the Company's overall human resources policies and procedures. This includes reviewing the adequacy and form of the compensation paid to the Company's executives and key employees to ensure that such compensation realistically reflects the responsibilities and risks of such positions.

In considering compensation, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of Shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Company; (iii) balancing the interests of management and the Company's Shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general; and (v) the degree or risk and responsibility associated with each position. In order to achieve these objectives, compensation consists of three components: (i) base salary; and (ii) long-term incentive in the form of stock options.

Members of the Company's Compensation Committee are Hanif Sachedina (Chairman), Richard Roy and Gary Musil. Mr. Sachedina has declined to stand for re-election as a director of the Company. At a meeting of the Board to be held immediately after the Meeting, directors will appoint Compensation Committee members for the ensuing year.

Other Board Committees

There are no committees of the Company's Board, other than the Audit and Compensation Committees, the particulars of which are described above.

Assessments

The Board annually reviews its own performance to satisfy itself that the Board, its committees and its individual directors are performing effectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the Company's most recently completed financial year were any of its current or former directors, executive officers, or nominees for director, or the associates of any such persons:

(a) indebted to the Company or its subsidiary; or

(b) indebted to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an "Insider"); (c) director or executive officer of an Insider;

or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company's last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting.

RECEIPT OF FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial year ended February 28, 2007, and accompanying auditor's report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of Amisano Hanson, Chartered Accountants, to serve as auditor of the Company for the Company's fiscal year ending February 29, 2008, at a remuneration to be fixed by the Company's Board. Amisano Hanson, Chartered Accountants was first appointed auditor of the Company on December 20, 1990.

NUMBER OF DIRECTORS

The Articles of the Company provide for a Board of no fewer than three persons and no greater than a number as may be fixed or changed from time to time by majority approval from the Shareholders.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at five. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at five.

ELECTION OF DIRECTORS

Board of Directors

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles, or until such director's earlier death, resignation or removal.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, and as posted on the System for Electronic Disclosure by Insiders, or "SEDI", is as follows:

Name Province/State Country of Residence and Position(s) with the Company	**Principal Occupation, Business or Employment for Last Five Years**	**Periods during which Nominee has Served as a Director**	**Number of Common Shares Owned**
Dusan Berka British Columbia, Canada President, Chief Executive Officer and Director	Mr. Berka is a professional engineer. He is also a director of Lateegra Gold Corp. (February 1991 to present).	December 5, 2003 to Present	1,614,000 [(3)]
Gary Musil British Columbia, Canada Treasurer, Chief Financial Officer and Director [(1) (2)]	Mr. Musil is a director and/or officer of several Canadian public companies, including Belmont Resources Inc. (August 1992 to present), Highbank Resources Ltd. (December 1998 to present), and International Montoro Resources Inc. (May 2000 to present). Mr. Musil is also a director and officer of Liberty Star Uranium & Metals Corp. (October 2003 to present), a public company reporting in the United States. Previously, Mr. Musil was a director and/or officer of the following Canadian and U.S. public companies: Consolidated Big Valley Resources Inc. (April 2006 to December 2006), Mandalay Resources Corp. (January 2000 to May 2006), and Skins Inc. (June 2005 to January 2007)	July 21, 2006 to Present	53,500
Richard Roy, P. Geo Quebec, Canada Director [(1) (2)]	Mr. Roy is a geological consultant and President of Nordquest.	August 23, 2004 to Present	230,000 [(4)]

Name Province/State Country of Residence and Position(s) with the Company	Principal Occupation Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Common Shares Owned
Philippe Cloutier, P.Geo. Quebec, Canada Director [(1)]	Mr. Cloutier is a principal of Grayton Mining Inc., a private mineral industry services and development company, and President and CEO of Cartier Resources Inc., a public company trading on the TSX Venture Exchange. Mr. Cloutier was also Vice-President, Exploration of Alexis Minerals Corporation (March 2004 to October 2006). Between 1996 and 2003, Mr. Cloutier was associated with the North and Central American Division of Aur Resources Inc., initially as Senior Project Geologist (1996 to 2000), and subsequently as Senior Geologist and Manager Exploration (2001 to 2003).	July 21, 2006 to Present	Nil
David Bikerman Connecticut, U.S.A. Director	Mr. Bikerman is an engineer, and since March 1996 has been the founder and President of Bikerman Engineering & Technology Associates Inc., a company that provides services to the mining industry, and specializing in financial modelling, exploration and geologic model preparation, geo-statistical and reserve analyses, environmental planning, project feasibility and project design and management. Mr. Bikerman is also Chief Executive Officer of Sino Silver Corp. (June 2005 to present), a director of Colombia Goldfields Ltd. (July 2006 to present), and is a director and President of East Delta Resources Corp. (September 2006 to date), companies that were or currently are reporting in the United States. Previously, Mr. Bikerman was Manager of Mining for RNC Resources Ltd. (June 2003 to May 2006).	June 14, 2007 to Present	Nil

Notes:

(1) Member of the Company's Audit Committee.

(2) Member of the Company's Compensation Committee.

(3) 1,053,000 of these Common Shares are registered in the name of Duster, a private company wholly-owned by Dusan Berka. The spouse of Mr. Berka holds an additional 324,000 Common Shares.

(4) 55,000 of these Common Shares are registered in the name of 9098 3131 Quebec Inc. dba Nordquest, a private company owned by Richard Roy and his wife, each as to 50%.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of other persons as directors.

Committees

The Company has established an Audit and a Compensation Committee, the particulars of which are described above.

At a meeting of the Board to be held immediately after the Meeting, directors will appoint Audit and Compensation Committee members for the ensuing year.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, during the ten years preceding the date of this Information Circular, no director, nominee for director, or executive officer of the Company has, to the knowledge of the Company, been a director or executive officer of another issuer that, while such individual was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Gary Musil was a director of Mandalay Resources Corporation ("Mandalay") when Mandalay was the subject of a cease trade order issued on February 9, 2004 for failure to file required records, which order was rescinded on January 4, 2005.

Individual Bankruptcies

During the ten years preceding the date of this Information Circular, no director, nominee for director, or executive officer of the Company has, to the knowledge of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, nominee for director, or executive officer of the Company.

Penalties and Sanctions

No director or nominee for director of the Company has, within the past ten years been the subject of any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or entered into a settlement agreement with a securities regulatory authority.

STOCK OPTION PLAN

A stock option plan enables a company to attract and retain high calibre personnel by offering to them an opportunity to benefit from any increase in value of such company's share capital resulting from their efforts.

The TSX Venture Exchange (the "Exchange") requires that all Exchange listed companies adopt stock option plans, and all such plans must contain certain provisions. The Exchange permits two types of stock option plans - the "rolling" plan, or the "fixed number" plan. Under a rolling plan, a maximum of 10% of a company's issued and outstanding share capital (on a non-diluted basis) may be reserved for issuance at the time of granting. Under a fixed plan, a company may reserve a specified number of shares, up to a maximum of 20% of its issued and outstanding share capital. Vesting provisions are required if more than 10% of a company's share capital is reserved under a fixed plan, or if options are granted under a rolling plan to persons providing investor relations services to the company. Shareholder approval is required annually for a rolling plan, while a fixed plan needs to be approved and adopted by shareholders only once, when it is initially created. Both types of stock option plans require Exchange acceptance.

At the Company's annual general meeting held on July 21, 2006, Shareholders adopted and approved the Company's 2006 stock option plan (the "2006 Plan"), a fixed plan that reserved a maximum of 3,626,746 Common Shares for issuance upon the exercise of Options. The 2006 Plan was accepted by the Exchange, and is presently in full force and effect.

As of the date hereof, the Company has granted Options for the purchase of an aggregate of 3,260,000 Common Shares. This figure represents 10.98% of the Company's currently issued and outstanding 29,683,483 Common Shares. If, as and when the number of outstanding Options falls to below 10% of the Company's then issued and outstanding share capital, which management anticipates with the expiry or exercise of Options granted to a soon to be retiring director, management would like to terminate the Company's fixed 2006 Plan and implement a new rolling stock option plan in its place, such plan to be known as the "2007 Rolling Plan". Adoption and implementation of the replacement 2007 Rolling Plan would be subject to prior approval by Company Shareholders and acceptance by the Exchange.

It is proposed that the 2007 Rolling Plan will have the following characteristics:

(a) it will reserve up to 10% of the Company's currently issued and outstanding share capital, for issuance to directors, officers, employees and consultants upon the exercise of Options granted under the 2007 Rolling Plan;

(b) it will be administered by the Executive Committee of directors appointed from time to time by the Board, or, if no Executive Committee is appointed, by the President of the Company, in either case subject to approval by the Board pursuant to rules of procedure fixed by the Board;

(c) during any 12 month period, the number of Common Shares reserved for issuance to any one person pursuant to Options granted shall not exceed the maximum number of Common Shares permitted by the Exchange (presently 5% of the issued and outstanding share capital of a company, or in the case of a consultant or investor relations employee/consultant, 2%);

(d) the administrator of the 2007 Rolling Plan may determine the time during which any Options may vest and the method of vesting, or that no vesting restrictions shall apply;

(e) the exercise price of the Options granted shall not be lower than the price permitted by the Exchange;

(f) Options granted under the 2007 Rolling Plan shall be exercisable for a maximum period of five years from the date of granting;

(g) unless otherwise determined by the administrator, an Option will terminate ninety days after an optionee ceases to be a director, officer, consultant or employee of the Company. This period is reduced to thirty days if the optionee was engaged in investor relations activities for the Company;

(h) in the event of the death of an optionee, Options will only be exercisable within twelve months of such death;

(i) disinterested Shareholder approval will be sought in the event that the Company wishes to amend the 2007 Rolling Plan to increase the number of Common Shares reserved for issuance to insiders, or in the event of any proposal to reduce the exercise price of Options granted to insiders of the Company; and

(j) all Options shall be non-transferable.

The rules of the Exchange require that the 2007 Rolling Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, Shareholders will be asked to pass the following resolutions:

"BE IT RESOLVED THAT:

1. subject to TSX Venture Exchange acceptance, and to cancellation and termination of the 2006 Plan, the Company's 2007 rolling stock option plan (the "2007 Rolling Plan") be and it is hereby adopted and approved as the Company's stock option plan until the next annual general meeting of the Company;

2. upon implementation of the 2007 Rolling Plan, the Company's Board of Directors (the "Board"), or any committee created pursuant to the terms of the 2007 Rolling Plan (the "Committee"), is authorized to grant options under and subject to the terms and conditions of the 2007 Rolling Plan, which may be exercised to purchase up to 10% of the issued and outstanding share capital of the Company, as determined at the time of granting;

3. the Board or Committee, as the case may be, is authorized to make such amendments to the 2007 Rolling Plan from time to time as the Board or Committee may, in its discretion, consider appropriate, provided that such amendments are subject to approval of all applicable regulatory authorities, and in accordance with the terms of the 2007 Rolling Plan; and

4. the directors and officers of the Company are hereby authorized and directed to perform such acts and deeds, and execute all such documents, agreements and other writings as may be required to give effect to the intent of these resolutions."

A copy of the 2007 Rolling Plan will be available at the Meeting and it is also available for review at the Company's offices set out on Page 1 of this Information Circular during normal business hours up to and including the date of the Meeting.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the Designated Persons to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Reference is made to Page 1 of this Information Circular for information on how and where Shareholders may contact the Company to request copies of its financial statements and related management's discussion and analysis. These and other documents relating to the Company are also available on SEDAR at www.sedar.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory authorities, has been authorized by the Board.

Dated at Vancouver, British Columbia 22nd day of June, 2007

ON BEHALF OF THE BOARD

MEGASTAR DEVELOPMENT CORP.

"Dusan Berka"
Dusan Berka
President and Chief Executive Officer

SCHEDULE "A"

CHARTER OF THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation's financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Corporations board of directors (the "Board").

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation's financial statements and the independence and performance of the Corporation's external auditor, acting as a liaison between the Board and the Corporation's auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1. The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"), unless otherwise exempted by MI 52-110.

2. Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3. All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

4. The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5. The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation's annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6. The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7. At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8. The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9. The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1. The Audit Committee will have unrestricted access to the Corporation's personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2. The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3. The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO. The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4. The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5. The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

6. The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee's responsibilities and how it has discharged them.

Relationship with External Auditor

1. The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor's relationship with the Audit Committee and management.

2. The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3. The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4. The Corporation's external auditor must report directly to the Audit Committee.

5. The Audit Committee must recommend to the Board:

   (a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

   (b) the compensation of the external auditor.

6. Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation. The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. Non-audit services will include, without limitation, the following:

   (a) Bookkeeping or other services related to the Corporation's accounting records or financial statements.

   (b) Financial information systems design and implementation.

   (c) Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

   (d) Actuarial services.

   (e) Internal audit outsourcing services.

   (f) Management functions.

   (g) Human resources.

   (h) Broker or dealer, investment adviser or investment banking services.

   (i) Legal services.

   (j) Expert services unrelated to the audit, including tax planning and consulting.

7. The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8. The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor

1. The Audit Committee will review:

   (a) The internal auditor's terms of reference.

(b) The plan and budget for preparation of the internal audit, including financial and operational activities.

(c) Material reports issued by the internal auditor and management's response to those reports.

2. The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3. The Audit Committee will ensure the internal auditor's involvement with financial reporting is coordinated with the activities of the external auditor.

4. If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1. The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management's response, and the extent to which recommendations made by the external auditor have been implemented.

2. The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements and will periodically assess the adequacy of those procedures.

3. The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation's financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4. The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting policies.

5. The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

6. The Audit Committee will review with the external auditor the quality of the Corporation's generally accepted accounting principles and direct the external auditor's examinations to particular areas.

7. The Audit Committee will discuss with management and the external auditor the Corporation's underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8. The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation's controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9. The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management's response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10. The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation's accounting policies to those followed in its industry.

11. The Audit Committee will review and discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

    (a) The appetite for financial risk as set forth by management and the Board.

    (b) The Corporation's policies for the management of significant financial risk.

    (c) Management's assessment of the significant financial risks facing the Corporation.

    (d) Management's plans, processes and programs to manage and control financial risk.

12. The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13. The Audit Committee will review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14. The Audit Committee will review the Corporation's insurance policies, including directors' and officers' coverage, and make recommendations to the Board.

15. The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52-108 *Auditor Oversight*.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation's dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1. The Corporation's annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum

or other disclosure documents containing financial information extracted or derived from its financial statements.

2. The Corporation's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3. Disclosures made to the Audit Committee by the Corporation's CEO and CFO during their certification process of the Corporation's financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls.

Other Responsibilities

1. Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2. Investigate fraud, illegal acts or conflicts of interest.

3. Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board's approval.

4. Review loans made by the Corporation to its directors, officers, employees and consultants.

5. The Audit Committee will review and assess its effectiveness, contribution and this Charter annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.



MEGASTAR
development corp.

TSX.v - M D V
Frankfurt - M 5 Q


Megastar
Simkar
Alexis Minerals Corporation

Area claims map (with permission)



Simkar Mine (1991)



Simkar 3D underground workings

Megastar Development Corp. is a Canadian exploration and development company with three properties in Quebec and one in British Columbia. The company will be actively pursuing an exploration program on these properties this year.

The Simkar property is located in the Val-d'Or region of Quebec, an area with a long history of successful mining operations. This property is referred to as "A Jewel in a Golden Crown" due to the initial indications of the potential and the generally mineral-rich location. The property is surrounded by other explorers such as Alexis Minerals that have come out with fantastic results recently. The site is located only 14 km from the City of Val-d'Or and is easily accessible by road, with power available near by. The Province of Quebec has a reputation as one of the most mining-friendly jurisdictions in the world.

This former gold producer was in operation during the late 1980s, until low metal prices forced the previous owners to shut down in 1991, due to a lack of working capital after spending over $12 million on the project. Recent geophysical work on the property has identified two high priority target zones – the South zone which contains the old mine location and the North Rhyolite Zone. These prospective VMS gold–copper targets will be the subject of a diamond drill program this year designed to expand the known historical resource and identify other potential target areas.

Megastar President & CEO, Dusan Berka, P.Eng., has over 25 years of experience managing mining exploration and development companies. He believes the key to success is building assets and attracting the right people.

TSX.v - M D V
Frankfurt - M 5 Q


Rhyolite Zone
SIMKAR PROPERTY
LOCAL GEOLOGY
0
0.5
1.0
Kilometers
Base map


Line 1700E – 1-D Model Sections
"The Tooth"
N2E
Simkar Titan24 survey interpretation


"A" & "B"
ZONES
1,27/6.20
incl.: 7,43/0.82
PAST PRODUCTION 1947-49:
A & B ZONES
239,363 t/4,53 g/t Au,
35,000 oz GOLD
10.51/1.84
PAST PRODUCTION: 1990-92
EAST ZONE 71,068 t/11,59 g/t Au,
20,000 oz GOLD
TITAN 24
GEOPHYSICAL
ANOMALY
NORTH RHYOLITE SULFIDES ZONES
SCHEMATIC CROSS SECTION
SIMKAR PROJECT
200 m
Simkar Schematic Section

The company has a very experienced and diversified Board of Directors and has put together a strong technical team with extensive experience in the Val-d'Or region of Quebec.

The recent completion of a series of private placements has put the company in a strong financial position with approximately $1.5 million cash available to fund exploration and maintain the company debt free.

Two other exploration programs are planned for this year. The first is on the Ralleau property in Quebec, where six prominent DeepEM conductors have been identified. The targets offer a high probability for the discovery of VMS copper-zinc deposits. The second is planned for the newly acquired 18,000 hectare Sedex zinc-lead-silver property located 280 km northwest of Mackenzie, BC.

Megastar Developments is focusing on the goal of expanding the known resource on Simkar and advancing their properties over the next year. These properties offer the potential to hold substantial resources.

Investors interested in mining exploration companies in a strong financial position with no debt, properties that offer excellent potential for growth and a management team that has the experience and expertise to bring these properties to their full potential need look no further than Megastar Development Corporation.

Megastar Development Corp.

600 - 625 Howe Street

Vancouver, BC V6C 2T6

Phone: 604 683-6648

Website: www.megastardevelopment.com

TSX.V: MDV

Frankfurt: M5Q

IMPORTANT VOTING INFORMATION

YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!

SECURITYHOLDERS* THAT RECEIVE THIS FORM MAY VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK. This method is quick and easy and your vote will be immediately registered and tabulated.

If you are a registered securityholder you will have received a **proxy** with this form, the notice of meeting and information circular. **If you are a Non-Objecting Beneficial Owner ("NOBO")** and the issuer has chosen to mail directly to you, you will have received a **Voting Instruction Form ("VIF")** instead of a proxy. If you hold securities in this issue with more than one institution or hold a portion in a registered position and a portion with a financial institution, you may receive multiple packages from multiple institutions with different voting instructions in each. Please be sure to carefully follow the voting instructions provided in each case to ensure that your vote is counted. For example, control numbers provided by ADP on their VIF will not work on the internet and telephone systems described below.

With your proxy or the VIF in hand, our time-saving automated services will prompt you to enter your ID and Code numbers located below your name and address on the proxy or VIF and then guide you through the voting process. If your ID and code numbers are not on the proxy or VIF, they should be printed on the back of this flyer*. The system enables you to revote at a later time, if you wish to change your vote prior to the cut-off time indicated on the proxy or VIF. **Do not mail the printed proxy or VIF if you have voted by the internet or telephone.**

Holders whose securities are registered in a company name are encouraged to deliver their proxy or VIF by the traditional methods of mail or fax in order that they may concurrently provide evidence of authority to sign.

****If your name, address, ID and code are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are an Objecting Beneficial Owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you in error by the intermediary. Such security owners are not able to use the electronic voting options described herein.***

INTERNET VOTING *24 Hours a Day*

Website: http://webvote.pctc.com
Find your ID and code on your proxy or VIF and have it ready before you log in.

If you would like to receive notice of and access to Issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING *24 Hours a Day*

Toll-Free Number: 1 888 TEL VOTE (1 888 835 8683)
Find your ID and code on your proxy or VIF and have it ready before you call.

A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX

PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street 2nd Floor Vancouver BC V6C 3B9

FAX: 604 689 8144

MEGASTAR DEVELOPMENT CORP.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that **Megastar Development Corp.** (the "Company") annually send a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company's registrar and transfer agent at the following address:

PACIFIC CORPORATE TRUST COMPANY
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank's name).

****

If you wish to receive Statements of the Company, please complete below and return. Yes, I would like to receive:

__________ **Interim Financial Statements and MD&A**

__________ **Annual Financial Statements and MD&A**

(Please PRINT your name and address)

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City, Province/State)

____
(Postal Code)

____
(Email Address)

Signed: ______________________________
(Signature of Shareholder)

Dated: ______________________________

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the shareholder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the shareholder, by Pacific Corporate Trust Company.
4. ***A shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a shareholder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot*** of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a shareholder has submitted an Instrument of Proxy, ***the shareholder may still attend the Meeting and may vote in person***. To do so, the shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies submitted must be received no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a SHAREHOLDER ID and SHAREHOLDER CODE appear on the face of this Instrument of Proxy in the address box, shareholders may complete internet voting at http://webvote.pctc.com. ***To receive shareholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a SHAREHOLDER ID and SHAREHOLDER CODE appear on the face of this Instrument of Proxy in the address box, shareholders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. ***Please have this Instrument of Proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR INSTRUMENT OF PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for shareholdings held in the name of a corporation or shareholdings voted on behalf of another individual. Do not mail the printed instrument of proxy if you have voted by the internet or telephone.

Proxy

ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF
MEGASTAR DEVELOPMENT CORP.
(the "Company")

LOCATION: **800-885 West Georgia Street**
Vancouver, British Columbia

DATE & TIME: **Thursday, July 26, 2007, at 10:00 a.m. (Vancouver time)**

I/We being shareholder(s) of the Company hereby appoint: Dusan Berka, a director and officer of the Company, or failing this person, Gary Musil, a director and officer of the Company, or in the place of the foregoing, ***(print the name)*** ______________________ as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SHAREHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SECURITIES & EXCHANGE COMMISSION
RM 3094 (3-6) 450 5TH ST NW
WASHINGTON DC 20549
USA

END

1301

Registered Shareholder Id 0
Registered Shareholder Code 0

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To appoint Amisano Hanson, Chartered Accountants, as auditor of the Company for the fiscal year ending February 29, 2008		N/A	
2. To authorize the directors of the Company to fix the remuneration to be paid to the auditor for the fiscal year ending February 29, 2008			N/A
3. To set the number of directors of the Company for the ensuing year at five (5) persons			N/A
4. To elect Dusan Berka as a director of the Company for the ensuing year		N/A	
5. To elect Gary Musil as a director of the Company for the ensuing year		N/A	
6. To elect Richard Roy as a director of the Company for the ensuing year		N/A	
7. To elect Philippe Cloutier as a director of the Company for the ensuing year		N/A	
8. To elect David Bikerman as a director of the Company for the ensuing year		N/A	
9. To adopt and approve the Company's stock option plan for 2007			N/A